UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2023

INPIXON

(Exact name of registrant as specified in its charter)

Nevada	001-36404	88-0434915
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195 Palo Alto, CA	94303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	INPX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On July 24, 2023, Inpixon, a Nevada corporation (“Inpixon”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among Inpixon, Superfly Merger Sub Inc., a Delaware corporation and a wholly -owned subsidiary of Inpixon (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“XTI”). The Merger Agreement was unanimously approved by Inpixon’s and XTI’s board of directors. If the Merger Agreement is approved by Inpixon’s and XTI’s stockholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and the transactions contemplated by the Merger Agreement are consummated, Merger Sub will merge with and into XTI, with XTI surviving the merger as a wholly-owned subsidiary of Inpixon (collectively, the “Proposed Transaction”). In addition, upon the consummation of the Proposed Transaction (the “Closing,” and the date of the Closing, the “Closing Date”), Inpixon will be renamed “XTI Aerospace, Inc.” (the “Name Change”). Inpixon upon the Closing is referred to herein as the “combined company.”

About XTI

XTI is an aircraft development and manufacturing company. Headquartered in Englewood, Colorado, XTI is developing a vertical takeoff and landing (“VTOL”) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. XTI’s initial model, the TriFan 600, is a six-seat aircraft with a mission to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet.

The TriFan 600 is anticipated to be one of the first VTOL aircrafts that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and commuter and regional air travel.

XTI was incorporated in October 2009, and operations began in the fourth quarter of 2012. Since then, XTI has been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable it to build full-scale piloted prototypes of the TriFan 600, and to eventually engage in commercial development of the TriFan 600.

TriFan 600

The TriFan 600 design is expected to provide unique advantages over existing helicopters, turboprop and light jet aircraft. Since the aircraft will take off and land vertically, it is anticipated that the TriFan 600 will generate significant time savings on a typical 500-mile trip by traveling point-to-point or utilizing more convenient existing ground and airspace infrastructure (such as helipads) to avoid or reduce the time traveling on the ground to and from an airport. The TriFan 600 will also have the capability to take off and land conventionally if a runway is available. This added ability can increase range and payload and expand utility.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”):

(i) Each share of XTI common stock outstanding immediately prior to the Effective Time (excluding any shares to be canceled pursuant to the Merger Agreement and shares held by holders of XTI common stock who have exercised and perfected appraisal rights) will automatically be converted into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio (as described below). Prior to the Effective Time, subject to obtaining the consent of requisite noteholders, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for (1) a promissory note dated April 1, 2023, in the initial principal amount of $1,817,980, which will be amended to extend the maturity date thereof until no sooner than December 31, 2026 and be assumed by the combined company at the Closing to become convertible into the shares of common stock of the combined company, and (2) a promissory note dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into shares of common stock of the combined company (collectively, the “Note Amendments”).

(ii) Each option to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become an option, subject to any applicable vesting conditions, to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying the unexercised portions of such options and the exercise prices for such options to be adjusted to reflect the Exchange Ratio.

(iii) Each warrant to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become a warrant to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying such warrants and the exercise prices for such warrants will be adjusted to reflect the Exchange Ratio.

Subject to adjustment pursuant to the formula for the Exchange Ratio set forth in Exhibit A of the Merger Agreement, the Exchange Ratio will be determined based on (a) the fully diluted capitalization of each of Inpixon and XTI immediately prior to the Effective Time, provided, however, that for this purpose the calculation of Inpixon’s fully diluted capitalization will not take into account any shares of Inpixon common stock issuable after Closing for cash consideration upon conversion, exercise or exchange of derivative securities that are issued by Inpixon in Inpixon Permitted Issuances. “Inpixon Permitted Issuances” are any issuances of common stock or derivative securities by Inpixon for financing or debt cancellation purposes that are permitted under the Merger Agreement and occur after the date of the Merger Agreement but before the Closing.

The Exchange Ratio will be subject to certain adjustments to the extent that Inpixon’s Net Cash (as such term is defined on Exhibit A of the Merger Agreement) is greater than or less than $21.5 million and/or any principal and accrued or unpaid interest remains outstanding under those certain promissory notes issued by Inpixon to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022.

After application of the Exchange Ratio and subject to those certain adjustments described above, Inpixon stockholders immediately prior to the Effective Time will retain approximately 40% of the issued and outstanding capital stock of the combined company and XTI security holders will retain approximately 60% of the issued and outstanding capital stock of the combined company.

Post-Closing Board of Directors and Officers

Pursuant to the Merger Agreement, Inpixon has agreed to take all lawful action so that at the Effective Time, (i) its bylaws will be amended to effect the Name Change and the classification of the board of directors (the “Board”) into three separate classes; (ii) the Board of the combined company will consist of a total of five or seven directors, such final number to be agreed by Inpixon and XTI prior to the Closing; and (iii) the chief executive officer of the combined company will be Scott Pomeroy. If the parties determine there will be a total of five directors post-Closing, two of them will have been nominated by Inpixon prior to the Closing, and at least one of which will be an independent director. If the parties determine there will be a total of seven directors upon the Closing, three of them will have been nominated by Inpixon prior to the Closing, at least two of which will be independent directors.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, the following as applicable to each party: (i) corporate organization; (ii) capitalization; (iii) authority relative to the Merger Agreement; (iv) no conflicts; (v) consents and approvals; (vi) financial statements; (vii) filings with the Securities and Exchange Commission (the “SEC”); (viii) brokers’ fees; (ix) absence of certain changes or events; (x) legal proceedings; (xi) taxes; (xii) employee benefit plans; (xiii) compliance with applicable law; (xiv) material contracts; (xv) customer and vendors; (xvi) undisclosed liabilities; (xvii) environmental liability; (xviii) intellectual property; (xix) labor matters; (xx) real property; (xxi) title to property; (xxii) transactions with affiliates; (xxiii) insurance; (xxiv) accuracy of disclosures; (xxv) anti-takeover statutes; and (xxvi) with respect to Inpixon and Merger Sub, no business activities by Merger Sub, no ownership of XTI common stock or other agreements with XTI’s directors or officers relating to the merger, and sufficiency of assets. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Covenants

Conduct of Business Covenants

The Merger Agreement includes customary covenants of the parties with respect to the conduct of their respective businesses prior to the Closing, including agreements, subject to certain exceptions or unless the other party otherwise consents in writing, to conduct business and operations in the ordinary course and use commercially reasonable efforts to maintain and preserve substantially intact their respective business organization and the goodwill of their business partners or other third-party relationships, and retain the services of their present officers and key employees.

Registration Statement and XTI Stockholder Consent

As promptly as practicable following the date of the Merger Agreement, Inpixon and XTI agreed to cooperate to prepare and file with the SEC a registration statement on Form S-4 (“Form S-4”), which will contain a proxy statement/prospectus, to register with the SEC the shares of Inpixon common stock issuable pursuant to the Merger Agreement, other than shares of Inpixon common stock issuable to stockholders of XTI signatory to the XTI Stockholder Consent (as defined below), and which will be sent to Inpixon’s stockholders in connection with the Inpixon stockholder meeting to solicit proxies from Inpixon stockholders to approve, among other things, the issuance of shares of Inpixon common stock pursuant to the Merger Agreement. Inpixon agrees to file a resale registration statement within ten business days of the Closing Date to register the resale of shares of Inpixon common stock that are not registered on the Form S-4.

XTI also agreed to seek the consent in lieu of a meeting of certain stockholders of XTI representing at least a majority of the voting power of the XTI common stock approving the Proposed Transaction and the Merger Agreement (the “XTI Stockholder Consent”) within twenty-four hours following the execution and delivery of the Merger Agreement, which written consent was received during such period prior to the filing of this current report on Form 8-K (this “report”).

No Solicitation

Until the Effective Time or the valid termination of the Merger Agreement, other than with respect to transactions contemplated by the Merger Agreement, including the Solutions Divestiture (as defined below), each of Inpixon and XTI agreed not to initiate, solicit, facilitate, encourage any inquiries with respect to, approve, endorse, recommend or take certain other actions with respect to any other acquisition proposal, except, in the case of Inpixon prior to obtaining the required Inpixon stockholder approval of the Proposed Transaction, and in the case of XTI, prior to delivering the XTI Stockholder Consent, for a bona fide, unsolicited acquisition proposal that its Board reasonably believes in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a superior proposal.

Additional Agreements

The Merger Agreement includes additional agreements with respect to, among other things, the Name Change, access to information, indemnification and insurance with respect to the directors and officers of Inpixon and XTI, tax matters, preparation and delivery of additional information, conversion of Inpixon preferred stock, a requirement for Inpixon to advance up to $1,775,000 in future loans to XTI prior to the Effective Time, and Inpixon using commercially reasonable efforts to consummate Inpixon Permitted Issuances for aggregate gross cash proceeds of at least $10 million.

On or prior to the Closing, Inpixon will effect transactions for the divestiture of its Shoom, SAVES and Game Your Game lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties, spin off, plan of arrangement, merger, reorganization, or any combination of the foregoing (the “Solutions Divestiture”).

Until the Effective Time, Inpixon will use commercially reasonable efforts to enter into new employment agreements or amend existing employment agreements with certain Inpixon employees, including its Chief Marketing Officer, Soumya Das, to retain them for a minimum of two years following the Closing. At the Effective Time, the combined company will enter into consulting agreements in forms acceptable to XTI with Inpixon’s Chief Executive Officer, Nadir Ali and Chief Financial Officer, Wendy Loundermon.

Conditions to Closing

The obligations of the parties (or, in some cases, some of the parties) to consummate the Proposed Transaction are subject to the satisfaction or waiver of certain conditions to closing, including, among other things: (i) obtaining the approval by the stockholders of Inpixon and XTI of the matters required under the Merger Agreement, (ii) the absence of any law enacted or order issued or threatened in writing by a governmental authority having the effect of restricting or making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting, restricting or making illegal the consummation of the transactions contemplated by the Merger Agreement, (iii) the Form S-4 being declared effective by the SEC and in effect, (iv) approval for the listing on The Nasdaq Stock Market, LLC (“Nasdaq”) of the shares of Inpixon common stock to be issued in connection with the Proposed Transaction, subject to official notice of issuance, and a new trading symbol for the combined company as agreed by the parties, and approval for the initial listing of the combined company on Nasdaq, (v) the absence of any material adverse effect, or any change or effect that, individually or in the aggregate would result in a material adverse effect with respect to each party and its subsidiaries, taken as a whole, since the date of the Merger Agreement or is reasonably likely to prevent or materially delay the ability of each party to consummate the transactions contemplated under the Merger Agreement, (vi) the representations and warranties of each party remaining true in all material respects and the performance or compliance in all material respects by each party with all the agreements and covenants required to be performed by such party under the Merger Agreement on or prior to the Closing Date, (vii) with respect to Inpixon’s obligation to close only, the completion of the Note Amendments and certain other transactions to settle potential liabilities of XTI, and (vii) with respect to XTI’s obligation to close only, Inpixon obtaining a waiver with respect to certain provisions of notes previously issued by Inpixon to Streeterville Capital, LLC.

Termination

The Merger Agreement may be terminated by Inpixon or XTI under certain circumstances prior to the Closing, including, among others, (i) by mutual written consent of Inpixon and XTI; (ii) by either Inpixon or XTI if the Closing has not occurred on or before December 31, 2023, which may be extended by either Inpixon or XTI for one or more periods of up to 30 days until April 1, 2024 (the “Outside Date”), if all of the closing conditions have been satisfied except for obtaining the required Inpixon stockholder approval or any other required consent or authorization from any governance entity), so long as the party proposing to terminate the Merger Agreement is not in breach of the Merger Agreement and the action or failure to act underlying such breach has not been the principal cause or resulted in the failure of the consummation of the Proposed Transaction; (iii) by Inpixon or XTI if Inpixon has not obtained the required approval of its stockholders or if XTI has not delivered the XTI Stockholder Consent within seventy-two hours after execution and delivery of the Merger Agreement; (iv) by Inpixon or XTI if the consummation of the transactions contemplated by the Merger Agreement is permanently restricted, enjoined or prohibited by the terms of a final, non-appealable order issued by governmental authority, so long as the party proposing to terminate the Merger Agreement is not in breach of the Merger Agreement and the action or failure to act underlying such breach has not been the principal cause or resulted in prohibiting law or order; and (v) by XTI or Inpixon if (a) the other party’s Board has made a change in recommendation, (b) the other party breached or failed to perform in any material respect any of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, (c) prior to the receipt of the required stockholder approval of the other party, the other party’s Board authorizes, in compliance with the Merger Agreement, entering into an alternative acquisition agreement in respect of a superior proposal, subject to payment of any termination fee required under the Merger Agreement, or (d) the other party is in breach of any representation, warranty, covenant or agreement such that the applicable conditions to closing of the other party set forth in the Merger Agreement would not be satisfied (subject to certain notice and cure rights and formalities set forth therein).

Inpixon must pay XTI a termination fee of $2,000,000, if (i) the Merger Agreement is terminated by XTI because the Inpixon Board makes a change in recommendation or Inpixon is in material breach of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, in which case the maturity date of the Inpixon Loans to XTI (as defined below) shall be extended to December 31, 2024; (ii) the Merger Agreement is terminated by Inpixon because the Inpixon Board adopts a superior proposal prior to obtaining the required Inpixon stockholder approval, in which case the Inpixon Loans to XTI will also be forgiven; or (iii) the Merger Agreement is terminated (a) by XTI as a result of Inpixon’s material breach, provided that the required Inpixon stockholder approval has not been obtained, (b) by XTI or Inpixon as a result of the expiration of the Outside Date, provided that the required Inpixon stockholder approval has not been obtained, or (c) by XTI or Inpixon as a result of Inpixon’s failure to obtain its required stockholder vote, and (A) in the cases of (b) and (c) above, prior to such termination, an acquisition proposal with respect to Inpixon shall have been publicly disclosed and not withdrawn, (B) in the case of (a) above, prior to such termination, an acquisition proposal with respect to Inpixon shall have been publicly disclosed or communicated to the Inpixon Board and not withdrawn, and (C) in the cases of (a)-(c) above, within twelve months following the date of the termination of the Merger Agreement, Inpixon shall have entered into a definitive agreement with respect to any acquisition proposal, or any acquisition proposal shall have been consummated (in each case, whether or not such acquisition proposal is the same as the original acquisition proposal made, communicated or publicly disclosed).

XTI must pay Inpixon a termination fee of $2,000,000, if (i) the Merger Agreement is terminated by Inpixon because the XTI Board makes a change in recommendation or XTI is in material breach of its covenants and agreements regarding obtaining the XTI Stockholder Consent or non-solicitation; (ii) the Merger Agreement is terminated by XTI because the XTI Board adopts a superior proposal prior to delivering the XTI Stockholder Consent, in which case the Inpixon Loans to XTI will also be repaid immediately; or (iii) the Merger Agreement is terminated (a) by Inpixon as a result of XTI’s material breach, provided that the XTI Stockholder Consent has not been obtained within twenty-four hours after the execution of the Merger Agreement, (b) by XTI or Inpixon as a result of the expiration of the Outside Date, provided that the XTI Stockholder Consent has not been obtained within twenty-four hours after the execution of the Merger Agreement, and (A) in the case of (b) above, prior to such termination, an acquisition proposal with respect to XTI shall have been publicly disclosed and not withdrawn, (B) in the case of (a) above, prior to such termination, an acquisition proposal with respect to XTI shall have been publicly disclosed or communicated to the XTI Board and not withdrawn, and (C) in the both cases above, within twelve months following the date of the termination of the Merger Agreement, XTI shall have entered into a definitive agreement with respect to any acquisition proposal, or any acquisition proposal shall have been consummated (in each case, whether or not such acquisition proposal is the same as the original acquisition proposal made, communicated or publicly disclosed).

The foregoing description of the Merger Agreement and the Proposed Transaction does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Inpixon, XTI or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Inpixon’s public disclosures.

Related Agreements

Promissory Note and Security Agreement

Pursuant to the Merger Agreement, on the first calendar day of the month following the date of the Merger Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of the Merger Agreement and (ii) the Closing Date, Inpixon shall provide loans to XTI on a senior secured basis (each, a “Future Loan”), in such amounts requested by XTI in writing prior to the first calendar day of each such month. Each Future Loan will be in the principal amount of up to $500,000, and the aggregate amount of the Future Loans will be up to $1,775,000 (or such greater amount as Inpixon shall otherwise agree in its sole and absolute discretion). These Future Loans and security will be evidenced by a Senior Secured Promissory Note (the “Promissory Note”) and a Security and Pledge Agreement (the “Security Agreement”).

The Promissory Note provides an aggregate principal amount up to $2,313,407, which amount includes the principal sum of $525,000 which Inpixon previously advanced to XTI (the “Existing Loans”, collectively with the Future Loans, the “Inpixon Loans to XTI”) plus accrued interest on such amount, and the aggregate principal amount of the Future Loans. The Promissory Note will bear interest at 10% per annum, compounded annually, and for each Future Loan, beginning on the date the Future Loan is advanced to XTI.

The outstanding principal amount under the Promissory Note, together with all accrued and unpaid interest, shall be due and payable upon the earlier of (a) December 31, 2023, (b) when declared due and payable by Inpixon upon the occurrence of an event of default, or (c) within three business days following termination of the Merger Agreement (i) by XTI because the XTI Board adopts a superior proposal prior to delivering the XTI Stockholder Consent, or (ii) by Inpixon because the XTI Board has made a change in recommendation, or XTI has breached or failed to perform in any material respect any of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation. The Promissory Note will be forgiven and of no further force if the Merger Agreement is terminated by the Inpixon Board because it adopts a superior proposal prior to obtaining the required Inpixon stockholder approval, subject to Inpixon’s rights and remedies under the Promissory Note, the Security Agreement, and the Merger Agreement. If the Merger Agreement is terminated by XTI because the Inpixon Board makes a change in recommendation or Inpixon is in material breach of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, the maturity date of the Promissory Note will be extended to December 31, 2024.

The Security Agreement grants Inpixon a first priority security interest in and lien upon all of XTI’s property to secure the repayment of the Promissory Note.

The foregoing description of the Promissory Note and the Security Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Promissory Note and the Security Agreement, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The shares of Inpixon common stock to be delivered upon the Closing as merger consideration to stockholders of XTI who have signed the XTI Stockholder Consent in exchange for 23,450,000 shares of XTI common stock held by such stockholders will not be registered on the Form S-4 and will be issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for private transactions.

In addition, pursuant to a Financial Advisory and Investment Banking Services Agreement dated May 16, 2023, between Inpixon and Maxim Group LLC (“Maxim”) (the “Maxim Agreement”), as part of compensation for Maxim’s services in connection with the transaction, Inpixon has agreed to pay to Maxim, upon Closing, a cash fee equal to $800,000 (the “Cash Fee”), and to issue to Maxim (or its designees) registered common stock of Inpixon pursuant to the applicable registration statement on Form S-4 for the transaction, if permitted under SEC rules, or unregistered stock if not permitted, equal to the quotient obtained by dividing $1,000,000 by the closing price of Inpixon common stock as reported by Nasdaq on the date immediately preceding the announcement of the transaction, at the closing of the transaction. However, to the extent that Maxim would beneficially own more than 4.99% of the number of shares of Inpixon common stock outstanding immediately after giving effect to such issuance, then Maxim will receive rights to such remaining amount of shares in accordance with a rights to shares agreement, in such form reasonably acceptable to the parties. Based on the closing price of Inpixon common stock as of July 24, 2023, which equals $0.1523 per share, Maxim will be entitled to a total of 6,666,667 shares of Inpixon common stock upon the Closing of the Proposed Transaction. These shares will be issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, if they are not registered.

On July 25, 2023, pursuant to the terms of an exchange agreement, Inpixon agreed to issue an aggregate of 4,450,922 shares of common stock (the “Exchange Common Shares”) to the holder of that certain outstanding promissory note of Inpixon issued on July 22, 2022 (the “July 2022 Note”), at a price of $0.1523 per share, which is equal to the Minimum Price as defined in Nasdaq Listing Rule 5635(d), pursuant to which Inpixon and the holder agreed to (i) partition new promissory notes in the form of the July 2022 Note in the aggregate original principal amount equal to $677,750 and then cause the outstanding balance of the July 2022 Note to be reduced by an aggregate of approximately $677,750; and (ii) exchange the partitioned notes for the delivery of the Exchange Common Shares.

The offer and sale of the Exchange Common Shares was not registered under the Securities Act, in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act, in that (a) the Exchange Common Shares were issued in exchanges for partitioned notes which are other outstanding securities of Inpixon; (b) there was no additional consideration of value delivered by the holder in connection with the exchanges; and (c) there were no commissions or other remuneration paid by Inpixon in connection with the exchanges.

After taking into account the issuance of the Exchange Common Shares, Inpixon will have 49,033,687 shares of common stock outstanding.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

It is expected that Inpixon’s Chief Executive Officer, Nadir Ali, and Chief Financial Officer, Wendy Loundermon, will resign upon the Closing, effective as of the Closing Date.

Transaction Bonus Plan in connection with the Completed Transaction

As described in Inpixon’s current report on Form 8-K filed on March 20, 2023, on March 14, 2023, Inpixon completed a reorganization involving the transfer of Inpixon’s CXApp and enterprise app business lines to a subsidiary of Inpixon, followed by a distribution of shares of such subsidiary to Inpixon’s equityholders. The reorganization was followed by a subsequent business combination transaction between such former subsidiary and KINS Technology Group Inc., a special purpose acquisition company which was renamed CXApp, Inc. upon the consummation of the business combination (collectively, the “Completed Transaction”).

On July 24, 2023, the compensation committee of the Inpixon Board (the “Committee”) adopted a Transaction Bonus Plan (the “Completed Transaction Bonus Plan”), which is intended to compensate certain current and former employees and service providers for the successful consummation of the Completed Transaction. The Completed Transaction Bonus Plan will be administered by the Committee. It will terminate upon the completion of all payments under the terms of the Completed Transaction Bonus Plan, provided, that the Board may terminate the plan as to any participant prior to the completion of all payment to under participant under the plan.

Pursuant to the Completed Transaction Bonus Plan, in connection with the Completed Transaction,

●	Participants listed on Schedule 1 of the Completed Transaction Bonus Plan will be eligible for a cash bonus equal to 100% of their aggregate annual base salary in effect as of the end of the year ended December 31, 2022, provided that the participants must execute a customary release of claims and confidentiality agreement.

●	Participants listed on Schedule 2 of the Completed Transaction Bonus Plan including Inpixon’s named executive officers Nadir Ali and Wendy Loundermon will be eligible for a cash bonus in an aggregate amount of 4% of the $70,350,000 transaction value of the Completed Transaction, with Mr. Ali and Ms. Loundermon being entitled to 3.5% and 0.5% of such transaction value, respectively.

Subject to the terms described above, the bonus amounts under the Completed Transaction Bonus Plan will be paid prior to September 30, 2023, unless a transaction that results in a change of control is consummated prior to such date, in which case, the bonus amounts will become payable upon the closing date of such change-of-control transaction. The consummation of the Proposed Transaction would constitute a change-of-control transaction under the Completed Transaction Bonus Plan.

In addition, if a participant becomes entitled to any payments or benefits from the Completed Transaction Bonus Plan or any other amounts (collectively, the “Company Payments Relating to the Completed Transaction Plan”) that are subject to the tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), the company will pay the participant the greater of the following amounts: (i) the Company Payments Relating to the Completed Transaction Plan, or (ii) one dollar less than the amount of the Company Payments Relating to the Completed Transaction Plan that would subject the participant to the Excise Tax, as mutually agreed between the company and the participant.

The foregoing description of the Completed Transaction Bonus Plan does not purport to be complete and is qualified in its entirety by the terms and conditions of the Completed Transaction Bonus Plan, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Transaction Bonus Plan in connection with Future Strategic Transactions

On July 24, 2023, the Committee adopted a Transaction Bonus Plan (the “Plan”), which is intended to provide incentives to certain employees and other service providers to remain with Inpixon through the consummation of a Contemplated Transaction or Qualifying Transaction (each as defined below) and to maximize the value of the company with respect to such transaction for the benefit of its stockholders. The Plan will be administered by the Committee. It will automatically terminate upon the earlier of (i) the one-year anniversary of the adoption date, (ii) the completion of all payments under the terms of the Plan, or (iii) at any time by the Committee, provided, however, that the Plan may not be amended or terminated following the consummation of a Contemplated Transaction or Qualifying Transaction without the consent of each participant being affected, except as required by any applicable law.

A “Contemplated Transaction” refers to a strategic alternative transaction including an asset sale, merger, reorganization, spin-off or similar transaction (a “Strategic Transaction”) that results in a change of control as defined in the Plan. A Qualifying Transaction refers to a Strategic Transaction that does not result in a change of control for which bonuses may be paid pursuant to the Plan as approved by the Committee. The Proposed Transaction is expected to qualify as a Contemplated Transaction.

Pursuant to the Plan, in connection with the closing of a Contemplated Transaction or a Qualifying Transaction, the participants will be eligible to receive bonuses as described below.

●	Participants listed on Schedule 1 of the Plan including Inpixon’s named executive officers Nadir Ali, Wendy Loundermon and Soumya Das, will be eligible for a cash bonus equal to 100% of their aggregate annual base salary and target bonus amount at the closing of a Contemplated Transaction and any applicable Qualifying Transaction, provided that the participants must execute a customary release of claims and confidentiality agreement. These bonus amounts will be paid at the closing of each applicable transaction.

●	Participants listed on Schedule 2 of the Plan including Inpixon’s named executive officers Nadir Ali and Wendy Loundermon will be eligible for a cash bonus in an aggregate amount of 4% of the applicable Transaction Value (as defined below), with Mr. Ali and Ms. Loundermon being entitled to 3.5% and 0.5% of such Transaction Value, respectively. These bonus amounts will be paid at the closing of each applicable transaction but the pro rata portion attributable to any deferred payments will be paid when those deferred payments become due, within a maximum period of five years from the closing date. “Transaction Value” means the sum of any cash and the fair market value of any securities or other assets or property received by Inpixon or available for distribution to the holders of Inpixon’s equity securities in connection with the applicable transaction as provided for in the definitive agreement governing the applicable transaction, or such value as shall be designated by the Committee.

●	Participants listed on Schedule 3 of the Plan including Inpixon’s named executive officers Nadir Ali, Wendy Loundermon and Soumya Das, will be eligible for equity-based grants, such as options or restricted stock, on such terms and upon such date as the Committee may determine.

●	In the sole discretion of the Committee, receipt or eligibility for receipt by a participant of a transaction bonus in respect of a Contemplated Transaction shall not preclude such participant from receiving or being eligible to receive an additional transaction bonus in respect of a Qualifying Transaction.

If a participant becomes entitled to any payments or benefits from the Plan or any other amounts (the “Company Payments Relating to the Plan”) that are subject to the Excise Tax, the company will pay the participant the greater of the following amounts: (i) the Company Payments Relating to the Plan, or (ii) one dollar less than the amount of the Company Payments Relating to the Plan that would subject the participant to the Excise Tax, as mutually agreed between the company and the participant.

The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by the terms and conditions of the Plan, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Amendment to Officer Employment Agreement

On July 24, 2023, Inpixon and Ms. Loundermon entered into a First Amendment to Employment Agreement, pursuant to which the parties have agreed to amend Mr. Loundermon’s Employment Agreement effective as of October 1, 2014, to provide:

●	Mr. Loundermon’s annual salary will be $300,000 before payroll deductions; and

●	If Inpixon terminates Ms. Loundermon’s employment without cause or due to a change of control, Inpixon will provide the following benefits to Ms. Loundermon: (a) payment of her base salary for twelve months from the date of her termination; (b) payment of 100% of the value of any potential bonus that she would have received under the Employment Agreement within 45 days of termination; (c) payment for any accrued but unpaid vacation time; (d) reimbursement of any unreimbursed but documented business and travel expenses; (e) payment of any required COBRA premiums based on coverage in effect for twelve months after termination; and (f) immediate vesting of all previously granted outstanding and unvested equity-based incentive awards.

The foregoing description of the First Amendment to Employment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the amendment, a copy of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On July 25, 2023, Inpixon issued a press release announcing the execution of the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, a transcript of a computer graphics simulation video describing XTI’s prospective aircraft, which is referenced in the press release, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in Item 7.01 of this report, including the information in Exhibits 99.1 and 99.2 to this report, is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Furthermore, the information in Item 7.01 of this report, including the information in the press release attached as Exhibit 99.1 to this report, shall not be deemed to be incorporated by reference in the filings of the registrant under the Securities Act.

Item 8.01 Other Events.

Risks Related to the Proposed Transaction

There are a number of significant risks related to the Proposed Transaction, including the risk factors enumerated below.

The Proposed Transaction is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The transactions contemplated by the Merger Agreement are subject to approval by Inpixon stockholders and XTI stockholders, approval by Nasdaq of the listing of shares of Inpixon common stock to be issued in connection with the Proposed Transaction, and approval by Nasdaq of the initial listing of the combined company on Nasdaq, as well as other conditions set forth in the Merger Agreement, which must be satisfied or waived to complete the Proposed Transaction. These conditions are set forth in the Merger Agreement and described in the section entitled “Conditions to Closing” in this report. Inpixon and XTI cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Proposed Transaction will not occur or will be delayed, and Inpixon and XTI each may lose some or all of the intended benefits of the Proposed Transaction.

Failure to complete the Proposed Transaction may result in either Inpixon or XTI paying a termination fee to the other party, as described in the section entitled “Termination” in this report. Payment by Inpixon of a termination fee could materially and adversely affect its financial condition and termination of the transaction could have a material adverse effect on the market price of Inpixon common stock and negatively affect its future business and operations.

Inpixon and XTI equityholders may not realize a benefit from the Proposed Transaction commensurate with the ownership dilution they will experience in connection with the Proposed Transaction.

Inpixon may not be able to achieve the full strategic and financial benefits expected to result from the Proposed Transaction. Further, such benefits, if ultimately achieved, may be delayed. If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Proposed Transaction, Inpixon stockholders and XTI stockholders will have experienced substantial dilution of their ownership interests in their respective companies, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Proposed Transaction.

The market price of Inpixon common stock may also decline as a result of the Proposed Transaction for a number of reasons, including:

●	if investors react negatively to the prospects of the combined company’s product candidates and services, business and financial condition post-Closing;

●	the effect of the Proposed Transaction on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	the combined company does not achieve the perceived benefits of the Proposed Transaction as rapidly or to the extent anticipated by financial or industry analysts.

The merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the calculation of the Exchange Ratio for the XTI capital stock, and the Exchange Ratio is based on the fully-diluted capitalization of XTI and Inpixon, in each case immediately prior to the Closing as described in “Merger Consideration” in this report.

The Merger Agreement does not include a price-based termination right. Therefore, if before the completion of the Proposed Transaction the market price of Inpixon common stock declines from the market price on the date of the Merger Agreement, then XTI stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the Proposed Transaction the market price of Inpixon common stock increases from the market price of Inpixon common stock on the date of the Merger Agreement, then XTI stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. Because the Exchange Ratio does not adjust as a direct result of changes in the market price of Inpixon common stock (other than to the extent such changes impact the calculation of Inpixon’s net cash amount due to changes in liabilities associated with Inpixon warrants), changes in the market price of Inpixon common stock will change the value of the total merger consideration payable to XTI stockholders pursuant to the Merger Agreement.

Stock price changes may result from a variety of factors, including, but not limited to, changes in XTI’s or Inpixon’s respective businesses, operations and prospects, market assessments of the likelihood that the Proposed Transaction will be completed, interest rates, federal, state, and local legislation, governmental regulation, legal developments in the industry segments in which XTI or Inpixon operate, the timing of the merger, and general market, industry and economic conditions, including geopolitical tensions, pandemics and other public health emergencies.

The historical unaudited pro forma condensed combined financial information may not be representative of the combined company’s results after the Proposed Transaction.

The historical unaudited pro forma condensed combined financial information included elsewhere in this report has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position.

Some Inpixon and XTI officers and directors have interests in the Proposed Transaction that are different from the respective stockholders of Inpixon and XTI and that may influence them to support or approve the Proposed Transaction without regard to the interests of the respective stockholders of Inpixon and XTI.

Certain officers and directors of Inpixon and XTI participate in arrangements that provide them with interests in the Proposed Transaction that are different from the interests of the respective stockholders of Inpixon and XTI, including, among others, the continued service as an officer or director of the combined company, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell shares of common stock of the combined company in accordance with Rule 144 under the Securities Act or pursuant to a registration statement. For example, certain of Inpixon’s named executive officers and a director will receive transaction bonuses under the Inpixon Transaction Bonus Plan described in “Transaction Bonus Plan in connection with Future Strategic Transactions” in this report. These interests, among others, may influence such officers and directors of Inpixon and XTI to support or approve the Proposed Transaction.

The market price of Inpixon common stock following the Proposed Transaction may decline as a result of the merger.

The market price of Inpixon common stock may decline as a result of the Proposed Transaction for a number of reasons, including if:

●	investors react negatively to the prospects of the combined company’s business and financial condition following the merger;

●	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Inpixon and XTI securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interest in the respective companies.

If the proposed merger is completed, the current securityholders of Inpixon and XTI will own a smaller percentage of the combined company than their ownership in their respective companies prior to the merger. Accordingly, the issuance of shares of Inpixon common stock to XTI equityholders in the merger will reduce significantly the relative voting power of each share of Inpixon common stock held by its current stockholders and will reduce the relative voting power of each share of XTI common stock held by its current stockholders. Consequently, Inpixon stockholders as a group and XTI stockholders as a group will have less influence over the management and policies of the combined company after the merger than prior to the merger.

In addition, the board of directors for the post-merger combined company is expected to be comprised of a total of five or seven directors, such final number to be agreed by Inpixon and XTI prior to the Closing; and (iii) the chief executive officer of the combined company will be Scott Pomeroy. If the parties determine there will be a total of five directors post-Closing, two of them will have been nominated by Inpixon prior to the Closing, and at least one of which will be an independent director. If the parties determine there will be a total of seven directors post-Closing, three of them will have been nominated by Inpixon prior to the Closing, and at least two of which will be independent directors. Consequently, securityholders of both Inpixon and XTI will be able to exercise less influence over the management and policies of the combined company following the Closing than they currently exercise over the management and policies of their respective companies.

The combined company will need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations or impact its proprietary rights.

The combined company may be required to raise additional funds sooner than currently planned. If either or both of Inpixon or XTI hold less cash at the time of the Closing than the parties currently expect, the combined company will need to raise additional capital sooner than expected. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined company’s technologies and proprietary rights, or grant licenses on terms that are not favorable to the combined company.

These restrictive covenants could deter or prevent the combined company from raising additional capital as and when needed. The combined company’s failure to raise capital as and when needed would have a negative effect on its financial condition and its ability to pursue the combined company’s business strategy and the combined company may be unable to continue as a going concern.

During the pendency of the Proposed Transaction, Inpixon and XTI may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Inpixon and XTI to make acquisitions, subject to certain exceptions relating to fiduciary duties, or to complete other transactions that are not in the ordinary course of business pending completion of the Proposed Transaction. As a result, if the Proposed Transaction is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. Any such transactions could be favorable to such party’s stockholders.

Risks Related to the Business of XTI

The risks related to the business of XTI are attached hereto as Exhibit 99.3 to this report and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses or funds acquired

The audited financial statements of XTI as of and for the years ended December 31, 2022 and 2021 are attached hereto as Exhibit 99.4 to this report and incorporated herein by reference.

The unaudited financial statements of XTI as of and for the three months ended March 31, 2023 and 2022 are attached hereto as Exhibit 99.5 to this report and incorporated herein by reference.

(b) Pro forma financial information

The unaudited pro forma condensed combined statement of operations of Inpixon and XTI for the year ended December 31, 2022 and the three months ended March 31, 2023 and the unaudited pro forma condensed combined balance sheet of Inpixon and XTI as of March 31, 2023 are attached herewith as Exhibit 99.6 to this report and incorporated herein by reference. These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Proposed Transaction actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the pro forma financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated July 24, 2023, among Inpixon, Superfly Merger Sub Inc. and XTI Aircraft Company.
10.1	Form of Senior Secured Promissory Note.
10.2	Form of Security and Pledge Agreement.
10.3#	Inpixon Transaction Bonus Plan, dated July 24, 2023.
10.4#	Inpixon Transaction Bonus Plan, dated July 24, 2023.
10.5#	First Amendment to Employment Agreement, dated July 24, 2023, between Inpixon and Wendy Loundermon.
23.1	Consent of BF Borgers CPA PC, independent registered accounting firm for XTI Aircraft Company.
99.1	Press Release, dated July 25, 2023.
99.2	Transcript of video presentation referenced in press release dated July 25, 2023.
99.3	Risks Related to the Business of XTI (incorporated by reference to the section titled “Risk Factors,” beginning on page 24, in XTI Aircraft Company’s annual report on Form 1-K (File No. 24R-00007), filed with the Securities and Exchange Commission on July 13, 2023).
99.4	Audited financial statements of XTI Aircraft Company as of and for the years ended December 31, 2022 and 2021 (incorporated by reference to the Financial Statements for the Fiscal Year Ended December 31, 2022 and December 31, 2021 in XTI Aircraft Company’s annual report on Form 1-K (File No. 24R-00007), filed with the Securities and Exchange Commission on July 13, 2023).
99.5	Unaudited financial statements of XTI Aircraft Company as of and for the three months ended March 31, 2023 and 2022.
99.6	Unaudited pro forma condensed combined financial statements of Inpixon and XTI Aircraft Company.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K, Item 601(a)(5). The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.
#	Indicates management contract or compensatory plan or arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INPIXON

Date: July 25, 2023	By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer

Important Information About the Proposed Transaction and Where to Find It

This current report on Form 8-K (including the exhibits filed or furnished thereby) relates to a proposed transaction between XTI Aircraft Company, a Delaware corporation (“XTI”), and Inpixon, a Nevada corporation (“Inpixon”), pursuant to an agreement and plan of merger, dated as of July 24, 2023, by and among Inpixon, Superfly Merger Sub, Inc. and XTI (the “proposed transaction”). Inpixon intends to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary prospectus and proxy statement of Inpixon in connection with the proposed transaction, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Inpixon stockholders as of a record date to be established for voting on the transaction and to the stockholders of XTI. Inpixon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Inpixon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Inpixon, XTI and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inpixon through the website maintained by the SEC at www.sec.gov.

The documents filed by Inpixon with the SEC also may be obtained free of charge at Inpixon’s website at www.inpixon.com or upon written request to: Inpixon, 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the products under development by XTI and the markets in which it plans to operate, the advantages of XTI’s technology, XTI’s competitive landscape and positioning, and XTI’s growth plans and strategies, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Inpixon and its management, and XTI and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

●	the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s securities;

●	the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of Inpixon;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

●	the adjustments permitted under the merger agreement to the exchange ratio that could result in XTI shareholders or Inpixon shareholders owning less of the post-combination company than expected;

●	the effect of the announcement or pendency of the proposed transaction on Inpixon’s and XTI’s business relationships, performance, and business generally;

●	risks that the proposed transaction disrupts current plans of Inpixon and XTI and potential difficulties in Inpixon’s and XTI’s employee retention as a result of the proposed transaction;

●	the outcome of any legal proceedings that may be instituted against XTI or against Inpixon related to the merger agreement or the proposed transaction;

●	failure to realize the anticipated benefits of the proposed transaction;

●	the inability to meet and maintain the listing of Inpixon’s securities (or the securities of the post-combination company) on Nasdaq;

●	the risk that the price of Inpixon’s securities (or the securities of the post-combination company) may be volatile due to a variety of factors, including changes in the highly competitive industries in which Inpixon and XTI operate, variations in performance across competitors, changes in laws, regulations, technologies that may impose additional costs and compliance burdens on Inpixon and XTI’s operations, global supply chain disruptions and shortages, national security tensions, and macro-economic and social environments affecting Inpixon and XTI’s business and changes in the combined capital structure;

●	the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	the risk that XTI has a limited operating history, has not yet manufactured any non-prototype aircraft or delivered any aircraft to a customer, and XTI and its current and future collaborators may be unable to successfully develop and market XTI’s aircraft or solutions, or may experience significant delays in doing so;

●	the risk that XTI is subject to the uncertainties associated with the regulatory approvals of its aircraft including the certification by the Federal Aviation Administration, which is a lengthy and costly process;

●	the risk that the post-combination company may never achieve or sustain profitability;

●	the risk that XTI, Inpixon and the post-combination company may be unable to raise additional capital on acceptable terms to finance its operations and remain a going concern;

●	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

●	the risk that XTI’s conditional pre-orders (which include conditional aircraft purchase agreements, non-binding reservations, and options) are canceled, modified, delayed or not placed and that XTI must return the refundable deposits;

●	the risks relating to long development and sales cycles, XTI’s ability to satisfy the conditions and deliver on the orders and reservations, its ability to maintain quality control of its aircraft, and XTI’s dependence on third parties for supplying components and potentially manufacturing the aircraft;

●	the risk that other aircraft manufacturers develop competitive VTOL aircraft or other competitive aircraft that adversely affect XTI's market position;

●	the risk that XTI’s future patent applications may not be approved or may take longer than expected, and XTI may incur substantial costs in enforcing and protecting its intellectual property;

●	the risk that XTI’s estimates of market demand may be inaccurate;
●

the risk that XTI’s ability to sell its aircraft may be limited by circumstances beyond its control, such as a shortage of pilots and mechanics who meet the training standards, high maintenance frequencies and costs for the sold aircraft, and any accidents or incidents involving VTOL aircraft that may harm customer confidence;

●	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Inpixon’s Annual Report on Form 10-K for the year ended December, 31, 2022, which was filed with the SEC on April 17, 2023 (the “2022 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 16, 2023 , and in the section entitled “Risk Factors” in XTI’s periodic reports filed pursuant to Regulation A of the Securities Act including XTI’s Annual Report on Form 1-K for the year ended December 31, 2022, which was filed with the SEC on July 13, 2023 (the “2022 Form 1-K”), as such factors may be updated from time to time in Inpixon’s and XTI’s filings with the SEC, the registration statement on Form S-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Inpixon nor XTI gives any assurance that either Inpixon or XTI or the post-combination company will achieve its expected results. Neither Inpixon nor XTI undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

XTI and Inpixon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Inpixon’s stockholders with the proposed transaction and the other matters set forth in the registration statement. Information about Inpixon’s and XTI’s directors and executive officers is set forth in Inpixon’s filings and XTI’s filings with the SEC, including Inpixon’s 2022 Form 10-K and XTI’s 2022 Form 1-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.